UNITEDSTATES

SEC





A

19011186

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SEC FILE NUMBER
8-51118

PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2018 (MM/DD/YY) AND ENDING September 30, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: David Harris & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 Mamaroneck Avenue
(No. and Street)

White Plains	NY	10605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Harris 914-683-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

132 Nassau St. Suite 1023	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing
DEC 02 2019
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, ***DAVID HARRIS,*** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***DAVID HARRIS & CO. INC., as of SEPTEMBER 30, 2019***, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X David Harris
Signature

Pres
Title

X Lauren J DeMase
Notary Public

LAUREN J. DEMASE
Notary Public State of New York
No. 02DE5023011
Qualified In Westchester County
Term Expires January 24, 19 2022

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Operations.
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DAVID HARRIS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED SEPTEMBER 30, 2019

ASSETS	
Cash in banks	$ 36,037
Securities owned, at market value (Notes 2b and 3)	-
Due from broker	88,775
Secured demand notes receivable from subordinated lenders (collateralized by securities with a market value of $523,839)	416,000
Other assets	3,541
Total assets	$ 544,353
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 24,691
Related party payable (Note 5)	265,075
Total liabilities	289,766
Commitments and contingencies (Notes 6 and 8)	
Liabilities subordinated to claims of general creditors	
Pursuant to subordinated loan agreements (Note 4)	416,000
Stockholders' Equity (Note 9)	
Common stock; par value $ .01 per share, authorized issued and outstanding 1,000 shares	10
Paid-in capital	69,990
Retained earnings	(231,413)
Total stockholders' equity	(161,413)
Total liabilities and stockholders' equity	$ 544,353

The accompanying notes are an integral part of this statement.

Note 1- Nature of Business

David Harris & Co., Inc. (The "Company"), a wholly-owned subsidiary of CDH Holdings, Inc., (the "Parent") is a Delaware Corporation formed for the purpose of conducting business as a broker-dealer in securities.

The Company operates under the provisions of Paragraph (k) (2) (i) and(k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2- Summary of Significant Accounting Policies

a) Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the second business day following the transaction date. The difference between trade and settlement date reporting is not material.

b) Fair Value Measurements

The Company carries its investments at fair value. ASC 820, *Fair Value Measurements and Disclosure*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

Note 2 - Summary of Significant Accounting Policies (continued)

b) Fair Value Measurements (continued)

The following is a summary of the inputs used as of September 30, 2019, in valuing the Company's investment assets.

	Assets at Fair Value as of September 30, 2019			
	Level 1	Level 2	Level 3	Total
Investments – at fair value	$-0-			$-0-

c) Cash and Cash Equivalents

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

e) Income Taxes

The Company accounts for income taxes under SFAS No. 109, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

f) Subsequent Events

The Company has evaluated events and transactions that occurred between September 30, 2019 and November 15, 2019, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

DAVID HARRIS & CO., INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2019

Note 3- Securities Owned – at Market Value

Securities owned, at quoted market values, are summarized as follows:

Corporate bonds	$ -0-
Government bonds	-0-
	$ -0-

Note 4- Liabilities Subordinated to the Claims of General Creditors

Subordinated liabilities, evidenced by secured demand note collateral agreements approved by FINRA, mature on March 31, 2021 and bear interest at 5%.

All notes are covered by secured demand note collateral agreements.

To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 5- Related Party Transactions

The Company's parent company (CDH), Chester Harris & Co., Inc. (Chester) and the Company are owned by substantially the same related shareholders. The Company and Chester share office space, personnel and other administrative expenses. During the year, the Company was allocated $6,000 of such expenses. At September 30, 2019 the Company owes $221,100 to Chester,

$43,475 to the shareholders and $500 to the Parent.

Note 6- Commitments and Contingencies

Office Space
The Company leases its premises under a lease expiring June 30, 2020. Future approximate minimum annual rental expense for the fiscal year ended September 30, 2020 is $26,231 (9 months)

The lease contains rent escalation provisions based on increased real estate taxes and other operating expenses. Utilities are included in the minimum rental expense.

Note 7- **Income Taxes**

At September 30, 2019 the Company had a net operating loss (NOL) of approximately $245,000 for income tax purposes. This carryforward will expire in 2030-2039. A valuation allowance of $61,000 has been established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition.

Note 8- **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker/dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company may be exposed to a risk of loss not reflected on the accompanying statement of financial condition for securities sold, but not yet purchased, should the value of such securities rise. At September 30, 2019, the Company holds no such securities. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring certain customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 9- **Net Capital Requirements**

The capital ratio of the Company, as independently computed by our auditors, was 115.42%, versus an allowable maximum of 1500%, under the rules of the Securities and Exchange Commission. The Company's net capital requirement under SEC Rule 15c3-1 was $100,000. The net capital as computed was $251,046, leaving capital in excess of requirements in the amount of $151,046.

Note 10- Going Concern Operation

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company has sustained significant operating losses. In addition an affiliated company which provides office space, personnel and administrative services may be unable to continue its operations due to unsustainable continuing losses. Should the Company's losses continue and/or should that affiliate be unable to continue operating, it raises substantial doubt about the Company's ability to continue as a going concern. The management of the Company is examining the issuance of additional subordinated debt, the feasibility of contributing additional capital and adding alternative revenue lines. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
David Harris & Co., Inc.
222 Mamaroneck Avenue
White Plains, NY 10605

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of David Harris & Co., Inc. as of September 30, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of David Harris & Co., Inc. as of September 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of David Harris & Co., Inc.'s management. Our responsibility is to express an opinion on David Harris & Co., Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to David Harris & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as David Harris & Co., Inc.'s auditor since 2001.

New York, NY
November 15, 2019